Quanex Building Products Corporation
1900 West Loop South
Suite 1500
Houston, Texas 77027
713 961-4600
713 552-1630 FAX
March 12, 2010
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. John Hartz
Re:	Quanex Building Products Corporation Form 10-K for the fiscal year ended October 31, 2009 Filed December 18, 2009 File # 1-33913
Dear Mr. Hartz:
On behalf of Quanex Building Products Corporation (the “Company”), this letter is in response to your communication dated March 2, 2010, setting forth comments of the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the year ended October 31, 2009 and Definitive Proxy Statement on Schedule 14A filed on January 22, 2010.
Based on the nature of the Staff’s comments, which generally request enhanced financial disclosures, the Company respectfully proposes to incorporate additional disclosures into its 2010 Form 10-K filing, its next Form 10-Q for the quarter ended April 30, 2010, as applicable, and its 2011 Proxy Statement, pending satisfactory resolution of the Staff’s comments.
For the sake of convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter.
Form 10-K for the fiscal year ended October 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25
1.	We note your discussion of the factors that impacted your results of operations for each reportable segment during each period presented. In future filings, to the extent practicable, please quantify the factors you identify. For example, please quantify the impact of decreases in volume, increases in prices, and new products on sales in Engineered Products. Also, in Aluminum Sheet Products, please quantify pounds shipped, average selling price per pound, and average cost of sales per pound during each period presented.

Securities and Exchange Commission
March 12, 2010

Response: The Company acknowledges the Staff’s comment and will quantify the factors it identifies in future filings, to the extent practicable. Overall, there is a fragmentation of the building products market due to the uniqueness of the products manufactured, and products are sold in every unit imaginable including pounds, linear feet, square feet, piece, part and more. Therefore, disclosures regarding changes in volume and/or prices for Engineered Products are not practicable because there is not a consistent unit of measure for the wide array of products. For Aluminum Sheet Products, the Company will incorporate pounds shipped in the tables beginning with its Form 10-Q for the fiscal quarter ended April 30, 2010. The Company will discuss in future disclosures the impact of new products on sales to the extent the new sales are readily discernable and can be reliably quantified.
Liquidity and Capital Resources, page 32
2.	We note your discussion of the covenants you are subject to under your Credit Facility. Please revise future filings to present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow investors to more easily understand your current status and future ability to meet your covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response: The Company currently believes that a significant amount of margin exists between the required covenant ratios and our actual ratios. At October 31, 2009, the required ratios and actual ratios were as follows:

At October 31, 2009	Required	Actual
Consolidated Interest Coverage Ratio	No less than 3.00 to 1	78.71 to 1
Consolidated Leverage Ratio	No more than 3.25 to 1	0.25 to 1
The Company will disclose in future filings the required ratios/amounts and the actual ratios/amounts as of each reporting date when there is a material amount of borrowings outstanding, at which point it may allow investors to better understand the status and future availability to meet the existing covenants.

3.	We note your disclosure that availability under your Credit Facility was limited by your Consolidated Leverage Ratio. Please revise future filings to include a more specific and quantified discussion regarding how covenant requirements limit your borrowing base.

Response: The Company acknowledges the Staff’s comment and will include a more specific and quantified discussion in future filings regarding how covenant requirements limit our borrowing base. In future filings, the Company will modify its discussion of Liquidity and Capital Resources to include a disclosure similar to the following:

“As of October 31, 2009, the Company had no borrowings under the Credit Facility, and the Company was in compliance with all Credit Facility covenants. Although there were no borrowings on the Credit Facility and there was only $5.8 million of outstanding letters of credit under the Credit Facility, the aggregate availability under the Credit Facility was limited by the Consolidated Leverage Ratio resulting in an availability of $109.5 million at October 31, 2009. Because the Consolidated Leverage Ratio is based on EBITDA, falling earnings over the last 12 months and reduced earnings for any future periods could continue to impact the amount available under the Credit Facility in future quarters, absent any pro-forma EBITDA benefit from any potential acquisitions. To have access to the full availability of the $270.0 million Credit Facility, the Company must have a minimum rolling EBITDA of $86 million for the previous four fiscal quarters. The Company is focused on this matter and will endeavor to maintain the existing Credit Facility given its favorable terms versus current market terms.”

Securities and Exchange Commission
March 12, 2010

Critical Accounting Estimates page 37
Impairment or Disposal of Long-Lived Assets, page 38
4.	We note that you recorded an impairment charge related to your intangible assets during the first quarter of FY 2009. It appears to us that a further charge could be significant to your results. Please revise future annual and quarterly filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your intangible assets for recoverability. If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the results of that analysis.

Response: The Company proposes to address the Staff’s comment by including in our discussion of Critical Accounting Estimates in future filings disclosure similar to the following:
“Property, Plant and Equipment and Intangibles
The Company makes judgments and estimates in conjunction with the carrying value of property, plant and equipment, other intangibles, and other assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying value may not be recoverable. The Company determines that the carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded in the period in which such review is performed. The Company measures the impairment loss as the amount by which the carrying amount of the long-lived asset exceeds its fair value as determined by quoted market prices in active markets or by discounted cash flows. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company’s products and future market conditions. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period.

The Company monitors relevant circumstances, including industry trends, general economic conditions, and the potential impact that such circumstances might have on the valuation of its identifiable intangibles. Events and changes in circumstances that may cause a triggering event and necessitate such a review include, but are not limited to: a decrease in sales for certain customers, improvements or changes in technology, and/or a decision to phase-out a trademark or trade name. Such events could negatively impact the carrying value of the Company’s identifiable intangibles. It is possible that changes in such circumstances or in the numerous variables associated with the judgments, assumptions, and estimates made by the Company in assessing the appropriate valuation of its identifiable intangibles could require the Company to further write down a portion of its identifiable intangibles and record related non-cash impairment charges in the future.”

If an analysis is conducted in a given period, the Company will include in future filings a specific and comprehensive discussion regarding the results of that analysis.

Securities and Exchange Commission
March 12, 2010

5.	We note that you recorded impairment charges related to goodwill during the first and second quarters of FY 2009. It appears to us that a further charge could be significant to your results. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit in future filings:
•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumption.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

Response: If the Company determines that estimated fair values substantially exceed the carrying values of our reporting units, it will disclose that determination in future filings. The Company determined that estimated fair values substantially exceeded the carrying values of its reporting units based on its goodwill impairment analysis as of August 31, 2009.

If the Company experiences a situation in the future, where any of our reporting units have estimated fair values that are not substantially in excess of their carrying values, and goodwill for such reporting units, in the aggregate or individually, if impaired could materially impact our results or total shareholders’ equity, the Company will revise future filings and provide additional disclosures as recommended in the Staff’s comment.
Income Taxes, page 39
6.	Please provide us and revise future filings to include a more specific and comprehensive discussion regarding your basis for determining that deferred tax assets will be realized in the future. Please identify all the positive and negative evidence you considered in determining if a valuation allowance is necessary. Reference ASC 740-10-30.

Response: The basis the Company used for determining that the deferred tax assets will be realized in the future included estimating future taxable income using the same forecasts used to test goodwill and intangibles for impairment, scheduling out the future reversal of existing taxable temporary differences, reviewing the Company’s most recent financial operations and analyzing available federal and state NOL carry backs and carryforwards. The Company did not include implementing tax planning strategies in the basis as they were not necessary to determine that the deferred tax assets will be realized for US and state purposes. The Company did establish a valuation allowance related to losses from the Company’s foreign operations that were not expected to be realized in the foreseeable future. Based on these facts and circumstances, management determined that is was more likely than not that the remaining deferred tax assets would be realized. In addition, a federal tax refund of $11.4 million from the carry back losses to prior years, which was recorded in current deferred income taxes as of October 31, 2009, was received in February 2010.

The Company acknowledges the Staff’s comment and will include a more specific and comprehensive discussion in future filings regarding our basis for determining that deferred tax assets will be realized in the future including the factors listed above as deemed applicable for each reporting period.

Securities and Exchange Commission
March 12, 2010

Note 1. Organization and Significant Accounting Policies, page 50
Asset Retirement Obligations, page 52
7.	Please revise future filings to clarify the number, if any, of asset retirement obligations with indeterminate settlement dates. For any such assets, please disclose the potential undiscounted obligations.

Response: As of October 31, 2009, the Company did not have any asset retirement obligations with indeterminate settlement dates. The Company acknowledges the Staff’s comment and will clarify in future filings the number, if any, of asset retirement obligations with indeterminate settlement dates and disclose the potential undiscounted obligations for such assets if material.
Warranty Obligations, page 52
8.	Please revise future filings to include a roll-forward of your warranty obligation for each period presented. Reference ASC 460-10-50-8.

Response: The Company acknowledges the Staff’s comment and will continue to monitor and include a roll-forward of its warranty obligation for each period presented in future annual filings if such amounts are material. As of October 31, 2009, the Company’s warranty obligation was $4.1 million and was not considered material.
Note 11. Retirement Plans, page 71
9.	We note your disclosures on page 74 that you have changed the manner in which you determine your discount rate. With a view towards future disclosure, please tell us why you changed your method of determining your discount rate and explain if and how this change impacted your benefit estimates. In addition, please tell us, and revise future filings to discuss, what underlying factors led to changes in your discount rates as of and during each period presented.

Response: The Company changed its method of determining our discount rate effective with the separation that occurred on April 23, 2008 with the spin-off of Quanex Corporation’s building products business to its shareholders immediately followed by the merger of Quanex Corporation with a wholly-owned subsidiary of Gerdau S.A. The result of the spin-off was a new company that had much lower pension and postretirement welfare liabilities than before. At the time of the spin-off, the Company chose to go with an alternative approach to our prior discount rate methodology. The new methodology was chosen because it was more commonly used and is based on an independent published yield curve, so it is less subjective and provides more transparency. In addition, the new methodology has been consistently applied since the spin-off. The change in discount rate methodology did not have a material impact on our benefits estimate because our level of liabilities are much lower following the spin-off.

The primary reason for the fluctuation in the discount rate during the periods presented is due to the market fluctuations at each measurement date. The Company will discuss any underlying factors that lead to changes in our discount rates for each period presented in future filings. However, based on current plan levels and the Company’s strategy, the Company plans to use this same methodology going forward.

Securities and Exchange Commission
March 12, 2010

Note 12. Industry Segment Information, page 77
10.	Please demonstrate to us how you determined that it is appropriate to aggregate three operating segments into your Engineered Products reportable segment. We note that we previously commented on this issue in connection with our review of your Form 10 in 2008. In your response letter dated March 6, 2008 you acknowledged that you were required to monitor the future performance of your operating segments to confirm the convergence of economic indicators. Please provide us a specific and comprehensive discussion regarding your assessment of the economic characteristics of each operating segment during the periods presented.

Response: The Company has aggregated Homeshield, Truseal and Mikron into the Engineered Building Products operating segment in accordance with ASC Topic No. 280-10-50, “Segment Reporting” (ASC Topic 280). Following is the Company’s analysis of the measures that support the similar economic characteristics assessment. This serves as an update to the 2008 response referenced in the Staff’s comments.

Following are both graphical and tabular representations of the selected financial information that the Company believes to be most relevant when evaluating similar economic characteristics. In evaluating whether these operating segments demonstrate similar economic characteristics, the Company considered historical performance based on net sales change and operating income margins and whether these segments have the same future prospects. The long-term trend of net sales and operating income margin percentage are similar across Homeshield, Truseal and Mikron. The Company believes that the future prospects for Homeshield, Truseal and Mikron are such that the trends will be similar in the future.
Net Sales

	Actual
% Change in Net Sales	2007	2008	2009
Homeshield	-5.5%	-10.4%	-24.0%
TruSeal	-15.1%	-8.5%	-9.5%
Mikron	-16.6%	-11.8%	-21.7%

Securities and Exchange Commission
March 12, 2010

2007
The change in net sales for Homeshield in 2007 differed from that of Truseal and Mikron directly as a result of a single new customer that began purchasing from Homeshield during fiscal 2007. If not for the addition of the new customer, Homeshield’s change in net sales from fiscal 2006 to fiscal 2007 would have been very close to the year over year change experienced by Truseal and Homeshield. This similar trend is to be expected in light of the fact that the key market drivers, housing starts and repair and remodel expenditures, are the same for each of the operating segments. Each operating division is impacted essentially the same as market factors change. For example, the mix of sales between new construction and repair and remodel is similar across Homeshield, Truseal and Mikron and thus as the new construction sector declines as it has recently, each of the three operating divisions is impacted consistently.
2008
During 2008, the underlying market drivers declined further, with new housing starts down 31% and repair and remodeling expenditures down 10% from fiscal 2007. Homeshield, Truseal and Mikron exhibited similar economic characteristics during the year. Net sales of the three divisions were impacted similarly. This tightening of the economic characteristics was to be expected as Homeshield, Truseal and Mikron proactively responded to the continued market decline with similar value propositions for their similar OEM customers. The convergence of net sales change across each of the three operating divisions in 2008 is reflective of what the Company would expect over the long term.
2009
The year 2009 saw further unprecedented declines in the underlying market drivers (new housing down approximately 30% and repair and remodeling expenditures down 10% from prior year). Net sales of Homeshield and Mikron were impacted similarly while Truseal benefited from the perfect timing of the enactment of the American Recovery and Reinvestment Act of 2009 (ARRA). The ARRA stimulus set forth a stringent energy efficiency standard that must be met in order for consumers to receive a potential $1,500 tax credit for replacing their windows. Specifically, in order to qualify for the tax credit, replacement windows must have both a U-Factor of .30 or lower and a solar heat gain coefficient of .30 or lower. Truseal’s new product Duralite™ was tested to be the most energy efficient window spacer on the market around the same time ARRA was enacted which resulted in increased demand for this new high efficiency, premium product. If not for the perfect timing of the Duralite™/ARRA rollout, the Company believes that 2009 would have looked very similar to 2008, with Truseal’s sales decreasing similarly to Homeshield and Mikron.
Future & Project Nexus
While the ARRA benefits associated with replacement window tax incentives are set to expire on December 31st of this year, the Company is confident that energy efficiency will be a powerful force going forward, with or without additional government stimulus. It was the Company’s belief even before the ARRA incentives were announced that consumer preferences would shift towards a desire for more energy efficient products and as such concentrated its engineering efforts on expanding the development of energy efficient products.

In order to maximize penetration of the expected energy efficiency push, the Company determined that it had to bring the full capability of its sales, marketing and engineering resources across the three operating divisions together into a common focused group. Quanex Building Products has been working over the past 18+ months to structurally do just that. This effort, named Project Nexus, is being driven by the Company’s CEO, Chief Operating Decision Maker (CODM), Dave Petratis, who joined the Company on July 1, 2008. Mr. Petratis recognized the benefits of operating the Engineered Products group with a common focus immediately upon joining the Company. Operating as such not only expands the suite of products each salesperson can sell, but it allows the Company to better capitalize on the broad range of expertise and knowledge that exists throughout Engineered Products. This Engineered Products level focus has enabled the Company to design systems that combine components from Homeshield, Truseal and Mikron into systems that push the energy efficient envelope. As an example, one of the first systems introduced under this new structure is a system called EnergyCore™ that was designed with components from both Mikron and Truseal that when assembled results in a window with an insulation rating of R-6.8, over twice as energy efficient as the ARRA standards which equate to R-3 windows.

Securities and Exchange Commission
March 12, 2010

There has been a tremendous amount of effort put forth over the past 18+ months to bring together the various functional organizations across Engineered Products including sales, marketing and engineering. The strategy is to focus initially on the commercial side of Engineered Products. Ultimately, the long-term strategy is to consolidate the back office functions into an Engineered Products back office. Given the importance of this effort to Quanex Building Products’ future success, Project Nexus was formally announced in the Company’s earnings release issued on February 25, 2010.

The initial focus of Project Nexus was to innovate market leading energy efficient products and achieve results similar to those realized by the Duralite™ introduction. The introduction of EnergyCore™ in the 2nd half of 2009 was the initial output from this effort and is expected over time to result in a similar sales impact to Mikron and Truseal as the system is based on components manufactured by both divisions. Efforts are currently underway to develop Homeshield manufactured components that add to the energy efficiency of EnergyCore™ and future systems. Project Nexus is a key driver of future performance that is expected to result in Homeshield, Truseal and Mikron experiencing similar economic characteristics over the long-term, much the same as were observed in 2008.
Operating Income Margin

	Actual			2009 as
Operating Income %	2007	2008	2009	Adjusted*
Homeshield	10.4%	7.8%	-28.3%	2.4%
TruSeal	14.4%	8.4%	-100.7%	14.8%
Mikron	8.1%	7.3%	-27.0%	7.5%

*	- 2009 as Adjusted excludes impact of impairment charges. No impairment charges were recorded in 2008 or 2007.
2007
While the trend of historical operating income margins is similar, there are variances in absolute percentages amongst the divisions in any given year. For the periods presented the single largest contributing factor to the absolute percentage variances is the timing of new product introductions. It is typical that new market leading products receive a premium price until which time competitors are able to compete with a new offering of their own.

Securities and Exchange Commission
March 12, 2010

Truseal had introduced a new premium product Duraseal™ to replace its older Swiggle product line around 2005. Truseal converted many Swiggle customers to the newer Duraseal™ product during 2006 and 2007. The result of converting the business to the newer, higher priced and higher margin product resulted in Truseal experiencing higher operating income margins than those experienced at Homeshield and Mikron in 2007.
2008
During 2008 the profitability of all three divisions converged within a very narrow range, similar to what was experienced from a change in net sales perspective. This tightening of economic characteristics was to be expected as Homeshield, Truseal and Mikron proactively responded to the continued declines in the market with similar value propositions for their similar OEM customers.
2009
Operating income margin in 2009 was negatively impacted across all three divisions similarly as a result of the continued market demand erosion, though Truseal directly benefitted by the introduction of its newest product, Duralite™. The energy efficiency leadership position of this new product and the ability it provides OEMs to meet stringent energy efficiency standards affords the Company the ability to realize a premium price which favorably benefitted operating income margins in 2009. Mikron’s margins remained stable in 2009 as new value-added options introduced in 2008 and 2009 coupled with targeted price increases which provided average selling price support that offset the market driven net sales decline. Homeshield experienced a decrease in margins as their lack of new products prevented them from realizing a premium price position and therefore were not able to offset the sales declines resulting from the unprecedented market falloff.

All of that said, the single largest impact on each of the three divisions’ operating income margins was the recognition of impairment charges of $150.3 million during the year. Homeshield, Truseal and Mikron all recognized impairment charges during 2009 as their underlying valuations were similarly impacted by the precipitous decline in the housing market which correspondingly drove the negative operating income margins in 2009 (note the vertical axis on the Operating Income % graph was intentionally not expanded to capture the full extent of the negative margins in an effort to best represent the preceding two year trend). The historical operating income margins exhibit some variance in absolute terms primarily due to the timing of new products.
Future & Project Nexus
Similar to the discussion in the net sales section above, it is fully expected that the economic characteristics of Homeshield, Truseal and Mikron will trend closer and closer together as Project Nexus continues to further integrate these operations. A direct outcome of Project Nexus will be a steady stream of market leading energy efficient systems incorporating components from all of the Engineered Products divisions. This objective of constant innovation will result in operating income margins of Homeshield, Truseal and Mikron converging around a similar percentage, much the same as occurred in 2008.

Securities and Exchange Commission
March 12, 2010

Aggregation Determined
Management has and will continue to evaluate the economic characteristics of the Engineered Products operating divisions. The Company recognizes that this is especially important in changing economic times similar to what has been experienced with the recent market conditions. The performance of the Engineered Products operating divisions in 2007, 2008 and 2009 exhibited similar economic characteristics, especially when taking into account the impact of unique factors such as new product introductions. As the housing market returns to more normalized levels, the economic characteristics of Homeshield, Truseal and Mikron are expected to trend closer together over time, similar to 2008, based upon expected similar future prospects and the ongoing integration changes being made (Project Nexus).
Definitive Proxy Statement on Schedule 14A filed on January 22, 2010
Compensation Discussion and Analysis, page 12
Effect of Recent Economic Volatility on Executive Pay, page 14
11.	Please tell us what the actual percentages of the June 2009 market salary adjustments were and tie your response to your “Competitive Positioning” discussion on page 15. In future filings please ensure to discuss the factors considered by the compensation committee in approving the 2.5% to 5% salary increases (we note your disclosure on top of page 16).

Response: The actual percentage increase for the Senior Vice President — General Counsel & Secretary and the Vice President — Controller was 6.0%. In determining these amounts, the Committee factored in various items noted in the “Competitive Positioning” discussion on page 15, including the outstanding performance by both individuals as recommended by the CEO, the valued contributions they made to the Company and the fact that their then respective base salaries were less than 90% of the competitive market median. These same factors are considered by the compensation committee in approving annual base salary increases (which this year happened to be 2.5% to 5.0%). While the Company believes that its discussion on “Competitive Positioning” explains the factors considered by the committee in awarding base salary increases, the Company will look for opportunities in future filings to supplement the discussion and enhance its explanation of the ways in which the committee has used the factors in making its decisions.
Long-Term Incentive Compensation, page 18
12.	We note your “Competitive Positioning” discussion stating that you target the opportunity to earn the market’s 75th percentile “when performance warrants.” Please tell us with a view toward future disclosure whether you are referring to the company’s corporate performance or the individual performance of each named executive officer, and in each case, how such performance affected the compensation committee’s decision making process.

Response: The Company targets the opportunity to earn the market’s 75th percentile when corporate performance warrants, not the individual performance of each named executive officer. Our program consists of a combination of stock options, performance units and restricted stock. Stock options comprise half of our target long-term incentive value, restricted stock comprises 25% of our target long-term incentive value, and performance units comprise the remaining 25%. Measures used for the performance units include Earnings Per Share Growth and Relative Total Shareholder return; each goal is weighted 50% of the total performance unit award. The individual performance of each named executive officer (NEO) is not considered in the value of the Company’s long-term incentive awards granted to each NEO. Since the goals are set prospectively, the Company’s corporate performance determines the ultimate value of the award. The Company believes that its discussion of “Fiscal 2010 Long-Term Incentive Grants”, located on pages 20-21, explains the fact that its long-term incentive awards are based on corporate performance. In future filings, the Company will look for opportunities to tie these two sections together in order to increase clarity around this issue.

Securities and Exchange Commission
March 12, 2010

In addition to the responses to the Staff comments above, the Company acknowledges in writing, per the request of the Staff, the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company respectfully proposes to incorporate additional disclosures into its 2010 Form 10-K filing, its next Form 10-Q for the quarter ended April 30, 2010, as applicable, and its 2011 Proxy Statement, pending satisfactory resolution of the Staff’s comments. Should you have any questions or require further clarification of the responses provided, please contact me at the following:
Quanex Building Products Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027
(713) 961-4600

Sincerely,
/s/ Brent L. Korb
Brent L. Korb
Senior Vice President — Finance and Chief Financial Officer (Principal Financial Officer)